Exhibit 99.3

Innovative Technology Solutions for Sustainability Technology, our Competitive Advantage ABENGOA Completing Transformation 9th Annual Analyst and Investor Day New York City & London, April 7 & 9, 2015 José Dominguez Abascal Abengoa’s Chief Technology Officer

2 Forward-looking Statement This presentation contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of Abengoa’s renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Abengoa’s substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of Abengoa’s operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of Abengoa’s backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of Abengoa’s plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of Abengoa’s intellectual property and claims of infringement by Abengoa of others intellectual property; Abengoa’s substantial indebtedness; Abengoa’s ability to generate cash to service its indebtedness; changes in business strategy; and various other factors indicated in the “Risk Factors” section of Abengoa’s Form 20-F for the fiscal year 2014 filed with the Securities and Exchange Commission on February 23, 2015. The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect Abengoa’s business and financial performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Abengoa does not intend, and does not assume any obligations, to update these forward-looking statements. This presentation includes certain non-IFRS financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

3 Agenda 1 The technological strategy 2 The technologies

4 Agenda The technological strategy

Technology Discipline Diversification Engine of growth Competitive advantage Aligned with strategy Abengoa’s R&D principles 5 Research, development and innovation in Abengoa is conceived as its main source of competitiveness and its engine of growth Conventional product Integrated product Basic and detailed engineering Vertical integration Long term concessions Biofuels Development of new products Technological support R&D & Tech BD E&C O&M

Abengoa’s R&D structure In 2014, Abengoa has restructured its internal R&D management and units Abengoa Research It centralizes all the R&D activity of Abengoa, and brings together science and technology It takes advantages of internal synergies It supplies cross-disciplinary scientific- technological abilities It generates knowledge and applies it to new products and services It fosters future developments and businesses It trains researchers in the areas of interest for Abengoa It facilitates the connection between universities and research centers 6

CPA Seville(Spain) 4.456 m2 Soland Seville(Spain) 2.253 m2 Babilafuente Salamanca(Spain) 2.052 m2 CIDI Seville(Spain) 300 m2 Madrid Madrid(Spain) 108 m2 Abengoa has eight R&D centers in Spain and USA Denver Lakewood Colorado(USA) 240 m2 St.Louis Missouri(USA) 60 m2 York Nebraska(USA) 1.364 m2 10.833 m2 in R&D centers 867 R&D and innovation employees R&D and innovation staff R&D centers in Spain and USA 358 R&D 507 innovation Basic science Solar Biotechnology Water Solar Biofuels Biotreatment Abengoa’s R&D infrastructure Electronics R&D i 7

Investment 8 Abengoa allocated more than €1,000 M within the last two years to research, development and innovation projects; of which €817 M were allotted to innovation in Khi, Hugoton and Atacama 1 426.3 597.7 11.4 8.3 7.3 5.1 11.6 15.1 211.9 262.5 350.9 130.0 4.5 5.1 2014 2013 Others Environment Hydrogen Bioenergy Solar Basic investigation

9 Agenda The technologies 2

10 Solar Thermal Energy The technologies Increase plants competitiveness (LCOE) Start up plants under construction Improvements in O&M Support EPC New geographies Business goals Improve performance New storage systems New thermodynamic cycles Improve the dispatchability of the plants New components designs R&D goals

11 Photovoltaics The technologies Reduce generation costs Improvements in O&M New geographies Manufacture and assembly of plants Business goals Increase cells efficiencies New modules for concentration (HCPV, LCPV) Hybrid PV-STE New materials (perovskites, Thin films) New concepts R&D goals

12 Water The technologies Reduce Capex and Opex Support EPC Improvements in O&M Acquire references in water treatment New geographies Business goals Reduction of energetic costs in desalination plants Development of new water treatments Nanotechnology applied to water treatment Membranes improvements R&D goals

13 Bioenergy The technologies Reduce costs of enzymes Start up ABBK, Hugoton Improvements in O&M W2B Sale of enzymes to third parties Business goals Enzymes (2G) Butanol through fermentation Lignin valorization Biorefineries 2G Brazil R&D goals

14 Energy Crops The technologies Reduce costs Trading of biomass Logistic services Promotion of energy crops Business goals Increase of energetic capacity through genetic selection for northern temperate and southern temperate Maximize biomass production GIS application for the development of new businesses R&D goals

15 Power Systems The technologies Transmission lines Distributed generation Unification of new technologies New geographies Business goals Hybrid power plants Knowledge generation for technology unification (HVDC) Power converters R&D goals

16 Storage The technologies New markets for energy storage (California, Germany) Molten salts (energy management) Thermochemical (power management) Business goals Increase storage capacity SSP plant Direct and indirect storage with molten salts Storage with flow batteries Storage with hydrogen as energy carrier R&D goals

17 Hydrogen The technologies Reduce costs in O&M Commercialize AIP systems Cogeneration plants New markets Business goals Start up S-80 Energy storage systems Electrocatalytic technology Hydrogen production R&D goals

18 Abengoa has evolved from an E&C company to a technological company 1 Main Takeaways Abengoa’s competitive advantage is based on its proprietary technology 2 In recent years, Abengoa has reached important technological goals such as Solana, Hugoton or hydrogen equipment 3 Continued focus on technology to create key differentiation Over €1,000 M invested in R&D and innovation projects, including Khi, Hugoton and Atacama 4 Thanks to Abengoa Research, we are able to offer innovative solutions 5 Our future is full of opportunities based on our technology 6

19 Thank you ABENGOA April 7 & 9, 2015 Innovative Technology Solutions for Sustainability